Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street  |  New York, NY 10019-6131  |  tel 212.858.1000  |  fax 212.858.1500

April 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn:	Tamika Sheppard, Staff Attorney

Alan Campbell, Staff Attorney

Re:	Atlantic Coastal Acquisition Corp. II

Amendment No. 1 to Registration Statement on Form S-4

Filed April 2, 2024

File No. 333-276618

Ladies and Gentlemen:

On behalf of Atlantic Coastal Acquisition Corp. II (the “Company”), we respectfully submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in the Staff’s letter dated April 16, 2024, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on April 2, 2024 (the “Amended Registration Statement”).

For the convenience of the Staff, the Staff’s comments are included and are followed by the responses of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

The Company has filed via EDGAR an amended registration statement on Form S-4/A (the “Second Amended Registration Statement”) with the SEC on April 30, 2024, which reflects the Company’s responses to the comments received from the Staff.

Amendment No. 1 to Registration Statement on Form S-4/A, filed April 2, 2024

Questions and Answers About the Business Combination

Following the Business Combination, What Will be the Combined Company’s Liquidity Position?, page 5

1.

Your disclosure elsewhere in the prospectus appears to indicate that the combined company anticipates repaying amounts due under promissory notes in connection with the closing of the Business Combination. Please revise your response to this question to disclose the amount of debt anticipated to be repaid, as well as any amounts payable pursuant to legal proceedings.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 6 of the Second Amended Registration Statement.

April 30, 2024

What happens if a Substantial Number of the Public Stockholders Vote…?, page 13

2.

We note your response to prior comment 3 and re-issue in part. Please revise the response to this question, or elsewhere in the Q&A, as appropriate, to provide disclosure of the impact of each significant source of dilution including the amount of equity held by the Sponsor, earn-out shares and convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 14 through 16 of the Second Amended Registration Statement.

Basis of Pro Forma Information, page 114

3.

We have read the revision on page 116 related to comment 17. Please further revise the table summarizing the total post-combination company shares issuable to Abpro in connection with the business combination to provide the actual preliminary estimate of the purchase price of the merger.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 119 of the Second Amended Registration Statement.

Information About Abpro

Overview, page 169

4.

We note the revision made to page 169 related to comment 21 and also from page 196 that the equity investment associated with the Celltrion Agreement was $2.0 million. As previously requested, please revise hereunder or in the footnotes to specifically describe the nature of this equity investment.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 172 and 198 of the Second Amended Registration Statement.

Our Pipeline, page 173

5.	Please remove the new graphic inserted beneath your pipeline table as the assertions in this graphic are premature given AbPro’s current stage of development.

Response: The Company acknowledges the Staff’s comment and has removed the requested graphic from the Second Amended Registration Statement.

April 30, 2024

In-licensing agreements

AstraZeneca, page 195

6.

We note your revised disclosure on page 48. Please revise your description of this agreement to clarify whether ABP-201, or any of your other material product candidates or technologies, are subject to the agreement.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 50 and 202 of the Second Amended Registration Statement.

NJCTTQ, page 197

7.

We note your response to prior comment 37 and revised disclosure. Please further revise to clearly state whether the NJCTTQ agreement was renewed as of January 2024. To the extent it was not renewed, please tell us why the agreement is material.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 200 of the Second Amended Registration Statement.

Abpro Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 212

Results of Operations, page 213

8.

We note the revisions on page 214 in response to comment 40 and that Abpro’s SARSCoV- 2 neutralizing antibody program is the largest individual research program presented accounting for approximately 25% and 57% of total research and development expenses in 2023 and 2022. Please revise hereunder, on page 194 or elsewhere, as appropriate, to describe in reasonable detail the extent of this program including the scope of significant activities to date and the expected timing of future activities.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on pages 196 and 216 of the Second Amended Registration Statement.

Background of the Business Combination, page 239

9.	We note your response to prior comment 44. Please revise to reflect your response that Calabrese did not have any role in the negotiation of the Business Combination.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 238 of the Second Amended Registration Statement.

Potential Purchases of Public Shares, page 244

10.

We note your response to prior comment 47 and revised disclosure. However, your disclosure in this section continues to state that your Sponsor, directors, officers, advisors or any of their respective affiliates may privately negotiate purchases of

April 30, 2024

shares that may be effected at purchase prices in excess of the per share pro rata portion of the Trust Account. Your disclosure also states that the purpose of such purchases could be to vote such shares in favor of the Business Combination. These statements appear to conflict with your revised disclosure on page 100. Please reconcile your disclosure or advise.

Response: The Company acknowledges the Staff’s comment and has provided the requested disclosure on page 247 of the Second Amended Registration Statement.

Please call me at (212) 858-1101 if you have any questions or require any additional information. We appreciate your assistance in this matter.

Sincerely,

/s/ Stephen C. Ashley

Stephen C. Ashley

cc:	Shahraab Ahmad, Atlantic Coastal Acquisition Corp. II